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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13G/A
                                (AMENDMENT NO. 2)

                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              E Com Ventures, Inc.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   071376-60-0
                                 --------------
                                 (CUSIP Number)

                               December 31, 2001 .
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[ X ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

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CUSIP No.  071376-60-0
          ------------

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1.        Names of Reporting Persons.

          Mark A. Rice

          I.R.S. Identification Nos. of above persons (entities only).

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2.        Check the Appropriate Box if a Member of a Group
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3.        SEC Use Only
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4.        Citizenship or Place of Organization                    United States
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Number of             5.       Sole Voting Power                  981,496
Shares                ----------------------------------------------------------
Beneficially
Owned by              6.       Shared Voting Power                None
Each                  ----------------------------------------------------------
Reporting
Person With           7.       Sole Dispositive Power             981,496
                      ----------------------------------------------------------

                      8.       Shared Dispositive Power           None
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9.        Aggregate Amount Beneficially Owned by Each Reporting Person  981,496
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10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
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11.       Percent of Class Represented by Amount in Row (9)                 9.9%
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12.       Type of Reporting Person          IN
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ITEM 1(a)         NAME OF ISSUER:

                  E Com Ventures, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  11701 N.W. 101st Road
                  Miami, Florida  33178

ITEM 2(a)         NAME OF PERSON FILING:

                  Mark A. Rice

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  666 Dundee Road
                  Suite 1901
                  Northbrook, Illinois  60062

ITEM 2(c)         CITIZENSHIP:

                  United States

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  071376-60-0

ITEM 3 This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c)

ITEM 4            OWNERSHIP:

                  Mark A. Rice is the Managing Member of Minamax, LLC. Minamax, LLC is the Managing Member of Rice Opportunity Fund, LLC. Rice Opportunity Fund LLC beneficially owns 981,496 Common Stock shares of E Com Ventures, Inc., which represents 9.9% of aggregate outstanding shares of that class. Of the 981,496 Common Stock shares, Rice Opportunity Fund, LLC owns 559,811 shares. Additionally, Rice Opportunity Fund owns the following convertible notes:
                           Series B in the principal amount of $210,517;
                           Series C in the principal amount of $664,646; and Series D in the principal amount of $976,945.
                  These notes are subject to conversion limitations such that Rice Opportunity Fund, LLC and its affiliates, which would include Mark A. Rice, can never beneficially own over 9.9%. Accordingly, the notes convert into 421, 685 shares of common stock. Mark A. Rice has sole power to vote or direct the vote of the


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                  entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Rice Opportunity Fund, LLC owns more than 5% of the Common Stock shares and has the right to receive the proceeds of the sale of such shares or any dividends on such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            February 14, 2002
                                                      --------------------------
                                                                   Date

                                                            /s/ Mark A. Rice
                                                      --------------------------
                                                                Mark A. Rice